Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


WHIRLPOOL UPDATE                                       [WHIRLPOOL CORP. LOGO]

NOVEMBER 2005

Whirlpool Corporation's proposed acquisition of Maytag is an exciting opportunity that will improve our ability to compete in a highly competitive market and create significant value for consumers, trade customers and our shareholders. This transaction will translate into better products, quality and service, as well as other efficiencies that will allow us to offer a more competitive, wider range of products to a much broader consumer base.

But what happened during the Maytag bidding process? To better help you understand the events that occurred, following is a summary of the timeline provided to Maytag shareholders in the S-4/Registration Statement, as well as an update on one event after the filing. A full copy of the S-4 can be found online at www.whirlpoolcorp.com, in the investor relations section, under SEC filings.

Background of the Merger
------------------------

o On Dec. 2, 2004, after a series of discussions that began in March 2004, Ripplewood Holdings LLC submitted a written preliminary proposal to acquire Maytag for $23.50 in cash.

o On Feb. 22, 2005, Ripplewood submitted a written proposal to acquire Maytag for $17.25 per share in cash. The decrease in the per share price reportedly was caused by numerous considerations, including the deterioration in Maytag's financial performance.

o On May 5, 2005, Ripplewood submitted a written proposal to acquire Maytag for $14 per share in cash. The decrease in the per share price reportedly was caused by numerous considerations, including that Maytag had experienced significant deterioration in its core business fundamentals, which was reflected in Maytag's stock price.

o On May 19, 2005, Maytag and Ripplewood signed a merger agreement, which included a provision that allowed Maytag to solicit additional interest in a transaction involving Maytag for 30 days following the signing of the agreement.

o From May 19 through June 17, 2005, Maytag reportedly contacted 36 parties to determine whether any such parties had an interest in a transaction involving Maytag. Several parties conducted limited due diligence on Maytag.

o On June 17, 2005, Maytag received a preliminary non-binding proposal from Bain Capital Partners, Blackstone Capital Partners and Haier America to acquire all outstanding shares of Maytag for $16 per share in cash.

o On July 13, 2005, Maytag issued a press release announcing it has scheduled a special meeting of stockholders to consider and vote upon the Triton Acquisitions Holding (Ripplewood) agreement for Aug. 19, 2005.

o On July 17, 2005, Maytag received an unsolicited proposal from Whirlpool to acquire all outstanding shares of Maytag for $17 per share, of which at least 50% would be paid in cash and the balance in shares of Whirlpool common stock. Maytag issued a press release disclosing the Whirlpool proposal the following morning.

o On July 19, 2005, Maytag received a letter from Bain, Blackstone and Haier America stating that they had determined not to further purse the acquisition of Maytag.

o On July 21, 2005, Maytag notified Whirlpool that it was unable to determine at that time that the Whirlpool proposal could reasonably be expected to lead to a financially superior transaction that was reasonably capable of being completed.

o On July 22, 2005, Maytag received a revised proposal from Whirlpool to acquire all outstanding shares of Maytag which, among other things, increased by $1 to $18 the total value of the consideration to be paid per Maytag share.

o On July 24, 2005, Maytag determined that the revised Whirlpool proposal could reasonably be expected to lead to a transaction that was financially superior to Maytag's pending transaction with Triton and was reasonably capable of being completed.

o On July 27, 2005, Maytag permitted Whirlpool to commence limited due diligence.

o On Aug. 8, 2005, Whirlpool submitted a binding irrevocable offer to acquire Maytag for $20 per share of Maytag common stock (50% cash and 50% Whirlpool common stock), subject to customary conditions including receipt of regulatory approvals.

o On Aug. 9, 2005, the special committee of Maytag's board of directors held a meeting during which they discussed the importance of current trading prices as an indication of the value of the Triton and Whirlpool offer prices. Discounted values of the Triton price ranged from $12.73 to $14, while discounted values for the Whirlpool offer ranged from $11.93 to $17.84. Maytag's proxy solicitor also told the committee that even if Triton were to raise its offer by $2 or $3 per share, it would be very difficult to obtain stockholder approval of the Triton agreement. Whirlpool advised Maytag that it would not raise its offer at that time, but would react if Triton were to raise its offer. Triton then expressed its belief that it could obtain shareholder approval if Maytag were to postpone the Maytag shareholder meeting on Aug. 19, 2005 and verbally offered to amend its agreement to $15.50 in cash.

o On Aug. 10, 2005, Whirlpool increased it binding irrevocable offer to acquire Maytag to $21 per share (50% in cash and 50% in Whirlpool common stock), subject to customary conditions including receipt of regulatory approvals.

o On Aug. 22, 2005, after the waiting period required before Maytag could terminate the Triton agreement, Maytag's board unanimously decided that Whirlpool's Aug. 10 offer was more favorable from a financial point of view than the merger with Triton. Maytag and Whirlpool then announced the companies had signed a definitive merger agreement.

o On Sept. 29, 2005, Whirlpool filed a registration statement on Form S-4 with the Securities and Exchange Commission with respect to the Whirlpool common stock to be issued as part of the consideration for the proposed merger with Maytag Corporation.

o On Oct. 7, 2005, Whirlpool announced that the Antitrust Division of the Department of Justice had issued a request for additional information regarding the proposed merger. Such a request is typical in transactions of this nature. Whirlpool and Maytag are working closely with the Department of Justice and cooperating fully with its investigation and is responding promptly to its requests.

o Whirlpool and Maytag expect the transaction to close as early as the first quarter of 2006, following approval from Maytag shareholders and regulatory clearance.


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Whirlpool Additional information:

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document include, but are not limited to, statements regarding expected earnings per share, cash flow, and material and oil-related costs for the full year 2005, as well as expectations as to the closing of the proposed merger with Maytag Corporation. Many risks and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global, including Asian and European, manufacturers and the strength of trade customers; (2) Whirlpool's ability to continue its strong relationship with Sears Holding Corporation in North America (accounting for approximately 17% of Whirlpool's 2004 consolidated net sales of $13 billion) and other significant trade customers, and the ability of these trade customers to maintain or increase market share; (3) demand for Whirlpool's products, including the strength of the U.S. building industry and the level of interest rates; (4) the ability of Whirlpool to achieve its business plans, including productivity improvements, cost control, leveraging of its global operating platform and acceleration of the rate of innovation; (5) fluctuations in the cost of key materials (including steel, oil, plastic resins, copper and zinc) and components and the ability of Whirlpool to offset cost increases; (6) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (7) changes in market conditions, health care cost trends and pending regulation that could increase future funding obligations for pension and post-retirement benefit plans; (8) the cost of compliance with environmental and health and safety regulation, including new regulations in Europe regarding appliance disposal; (9) potential exposure to product liability claims, including the outcome of Whirlpool's previously-announced investigation of a supplier-related quality and potential product safety problem that may affect up to 3.5 million appliances manufactured between 2000 and 2002; (10) the impact of labor relations; (11) Whirlpool's ability to obtain and protect intellectual property rights; (12) the ability of Whirlpool to manage foreign currency and its effective tax rate; (13) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic markets, including uncertainty and disruptions arising from natural disasters, including possible effects of recent U.S. hurricanes, or terrorist activities; and (14) risks associated with operations outside the U.S. Other such factors relate to Whirlpool's pending merger with Maytag Corporation, including (1) the ability of Whirlpool and Maytag to satisfy the conditions to closing (including Maytag shareholder approval and regulatory approval); (2) the effect on Maytag's business of the pending transaction; and (3) in the event the merger is completed, Whirlpool's ability to integrate the business of Maytag on a timely basis and realize the full anticipated benefits of the merger within the current estimate of costs.

Additional Information Relating to the Proposed Merger with Maytag Corporation and Where to Find It

Whirlpool has filed with the Securities and Exchange Commission a registration statement on Form S-4 (File no. 333-128686), containing a preliminary prospectus/proxy statement in connection with the proposed merger with Maytag Corporation. Investors are urged to read the Form S-4 preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Whirlpool or Maytag, including the definitive prospectus/proxy statement when available, because they contain or will contain important information. The Form S-4 and other documents filed by Whirlpool and Maytag with the SEC are available free of charge at the SEC's website (http://www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President, Investor Relations. Neither this communication nor the preliminary prospectus/proxy statement constitutes an offer to sell, or the solicitation of an offer to buy, Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited; any such offer or sale will only be made in accordance with the applicable laws of such jurisdiction.

Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Information about Maytag's directors and executive officers is available in Maytag's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of such participants is included in the Form S-4 and preliminary prospectus/proxy statement referred to above.

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